November 14, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bioplus Life Corp.

Form S-1

Filed August 17, 2018

File No. 333-226885

To the men and women of the SEC:

On behalf of Bioplus Life Corp. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 12, 2018 addressed to Chong Khooi You, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1 on August 17, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The Company has decided it seeks to replace the previous opinion letter on exhibit 5.1 with that provided by new counsel.

Exhibit 5.1 has been replaced accordingly. Page 25 of the S-1/A has been amended so that it now states the following: "The validity of the shares of common stock offered hereby will be passed upon for us by Carl Ranno Esq. of 2733 East Vista Dr. Phoenix, Arizona 85032."

Registration Statement on Form S-1

Management’s Discussion and Analysis, page 16

1. Please expand your discussion under results of operations for all periods to describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you state that you realized revenue in the amount of $1,260,544 for the six month period ended June 30, 2018 compared to $613,913 for the same period in 2017 due to "an increase in customers purchasing our products." You also state that your gross profit margin for this period in 2018 decreased "because our cost of revenues increased sizably." Please describe the reasons for the material increase in customers purchasing your products and the material increase in your cost of revenues. See Item 303(a)(3) of Regulation S-K.

Company Response:

We have amended page 16 in the subsection,’For the Six Months Ended June 30, 2018 and Six Months Ended June 30, 2016.’ accordingly.

2. Please describe the material terms of your bank borrowings. See Item 303(a)(1) of Regulation S-K. Also file any such material agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Company Response:

We have amended page 16 in both of the subsections titled ‘Credit Facilities’ accordingly.

Description of Business, page 18

3. Please clarify whether your customers are retail or wholesale customers or both. Also describe your dependence, if any, on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

Company Response:

We have included additional disclosures on page 19.

4. We note your disclosure that you operate exclusively online through your website. However, it appears that you do not directly sell your products online. We also note that you refer to multi-level marketing companies on your website. Please describe how you distribute your products, including whether you use multi-level marketing. See Item 101(h)(4)(ii) of Regulation S-K.

Company Response:

We have included additional disclosures on page 18.

5. Please describe the sources and availability of raw materials and the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Company Response:

We have included additional disclosures on page 18.

6. Please describe the need for any government approval of your principal products or services and the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Company Response:

We have added a new subsection on page 19 called ‘Government Regulations’.

Certain Relationships and Related Transactions, page 29

7. For each transaction, please disclose the name of the related person(s) and the basis on which such person is a related person. Also disclose the approximate dollar value of the amount involved in each transaction, as applicable. See Item 404(d) of Regulation S-K.

Company Response:

We have added the applicable information to ‘Certain Relationships and Relation Transactions’ on page 29.

8. Please disclose the related party transactions described on pages F13, F10, F21, and F23 or advise. See Item 404(d) of Regulation S-K.

Company Response:

We have added the applicable information to ‘Certain Relationships and Relation Transactions’ on page 29.

Security Ownership of Certain Beneficial Owners and Management, page 29

9. Please identify the natural persons who have voting or investment control over the shares held by Greenpro Asia Strategic SPC-Greenpro Asia Strategic Fund SP.

Company Response:

We have identified the natural persons on page 29.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

10. Please explain why you have reflected dividends paid as an adjustment to your profit after tax to arrive at your net loss for the year ended December 31, 2016. Note that dividends paid are typically required to be reflected as a decrease to retained earnings or in their absence, paid in capital, rather than as an adjustment to net income (loss). Please advise or revise.

Company Response:

We have amended by adding a row for dividends on page f6.

Consolidated Statements of Cash Flows, page F-5

11. The amounts of the net (loss)profit reflected in your consolidated statements of cash flows for the years ended December 31, 2017 and 2016 of $(42,387) and $40,946, respectively, do not agree to the amounts reflected in your consolidated statements of operations for these periods. Please revise these disclosures to comply with ASC 230-10- 45-28.

Company Response:

We have revised the amounts of the ‘net (loss)/profit’ on page F-5 accordingly.

2. Summary of Signficant Accounting Policies

Recent accounting pronouncements, page F-9

12. Based on your disclosure on page F-9, it appears that many of the accounting pronouncements described here are effective for periods beginning after December 15, 2015 or December 15, 2016. Please clearly disclose the impact of their adoption on your consolidated financial statements.

Company Response:

We have revised the section titled ‘Recent accounting pronouncements’ on page F-9 accordingly.

11. Other Payables and Accrued Liabilities, page F-11

13. Given the materiality of your other payables as of December 31, 2017, which represented approximately 47% of your current liabilities at this date, please revise the notes to your financial statements to explain in further detail the nature and significant terms of these other payables.

Company Response:

We have revised Note 11 on page F-11 accordingly.

12. Income Tax, page F-12

14. Please revise to disclose the following related to your income taxes:

- Disclose the components of your deferred tax assets, liabilities and any valuation allowance for deferred tax assets as of each balance sheet date presented as required by ASC 740-10-50-2.

- Include a reconciliation of your statutory tax rate to your effective tax rate for each period presented as required by ASC 740-10-50-12.

- Disclose the amounts and related expiration dates for any operating loss or tax credit carryforwards. Refer to the disclosure requirements in ASC 740-10-50-3.

Company Response:

We have revised Note 12 on page F-12 accordingly.

15. Your total provision for income taxes for the year ended December 31, 2017 as disclosed in Note 12 of $67,099 does not agree to the amount reflected in your consolidated statement of operations for this period. Please reconcile and revise these amounts for consistency. Also, please explain why you had no tax provision or tax benefit recognized in your financial statements for the six month periods ended June 30, 2018 and 2017.

Company Response:

We have revised the section titled ‘Provision for income taxes’ in Note 12 on page F-12 accordingly.

Bioplus Life Corp. Consolidated Financial Statements

Note 14. Related Parties Transactions, page F-13

16. Please further describe the nature and significant terms of these related party transactions. Refer to ASC 850-10-50-1.

Company Response:

We have revised Note 14 on page F-13 accordingly.

Exhibits

17. Please file any material contracts as exhibits, such as the material leases for your properties. See Item 601(b)(10) of Regulation S-K.

Company Response:

We have revised Note 14 on page F-13 accordingly.

Exhibit 5.1 - Legal Opinion, page 31

18. Please also have counsel opine that the SS Shares are duly and validly issued, duly authorized, fully paid and non-assessable. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), which is available on our website.

Company Response:

We have replaced exhibit 5.1 entirely with an opinion letter provided by new counsel.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 14, 2018

/s/ Chong Khooi You

Chong Khooi You

Chief Executive Officer